SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company, with Authorized Capital
CNPJ n.° 02.558.074/0001-73
NIRE 35300158792

MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 4, 2004

The Board of Directors of TELESP CELULAR PARTICIPAÇÕES S.A , at a meeting held on November 4, 2004, at 10:00 a.m., in the company's head-office, on Av. Roque Petroni Jr., nº 1464, 6º andar, in the City of São Paulo, State of São Paulo, unanimously resolved to approve the issue of Promissory Notes of TELESP CELULAR PARTICIPAÇÕES S.A. (the "Company") for placement and public distribution in the local capital market, pursuant to the terms of Instruction CVM nº 134/90 and, as applicable Instruction CVM nº 400/036, and with simplified registry conditions to the terms of Instruction CVM nº 155/91, with due regard to the following requirements: a) ISSUE PRICE: one billion reais (R$1,000,000,000.00); b) AMOUNT AND SERIES: two thousand (2,000) Sole Series Promissory Notes shall be issued; c) UNIT FACE VALUE: five hundred thousand reais (R$500,000.00), on the issue date, d) FORM: registered; e) YIELD: The Promissory Notes shall yield up to one hundred and one point six per cent (101.6%) of the daily average interest rate of daily Interfinancial Deposit Certificates, CDI, "extra-group over", expressed as an annual percentage, on a 252-day basis, calculated and disclosed daily by the CETIP – Custody and Settlement Agency ("CETIP"), in its Daily Bulletin, available from its Internet page ( http://www.cetip.com.br ) and in Gazeta Mercantil newspaper, national edition. Rates shall be exponentially and cumulatively calculated, on a " pro rata temporis " basis, for elapsed business days, and shall be assessed on the unit face value of the Promissory Notes since the issue date until the maturity date ; f) EARLIER REDEMPTION: The Company may, at its sole discretion, advance the redemption of the Promissory Notes, either in whole or in part, provided that such redemption occurs as from the thirtieth (30th) day counted from the date the Notes are paid-up, for the face value adjusted on a pro-rata temporis basis, based on the Yield accumulated since the payment date until the actual redemption date. g) MATURITY: the Promissory Notes shall be redeemed for their Unit Face Value added by the applicable yield and shall have a maturity term of one hundred and eighty (180) days, counted from the issue date; h) PAYMENT FORM: cash, in domestic currency, upon subscription; i) TRADING: The Promissory Notes shall be traded at the over-the-counter market, through the NOTA System, which is administered by the ANDIMA (National Association of Financial Market Institutions ("ANDIMA") and operated by the CETIP; j) PAYMENT PLACE: The Promissory Notes shall be redeemed by the Company at its head-office, at a financial institution hired for such purpose or, further, through the CETIP; k) ACCELERATED MATURITY: the holders of the Promissory Notes may declare all the obligations arising out of the Promissory Notes held by them to be automatically due, in advance, and require the immediate payment by the Company of the Unit Face Value of the Promissory Notes adjusted by the Yield, pursuant to letter "e" above, which payment shall occur within up to three (3) business days, counted from the date on which they become aware of the below listed events, regardless of notice, summons, judicial or extrajudicial notice: (i) filing of a claim in a preventive creditors' composition (" concordata "); (ii) winding up or adjudication of bankruptcy of the Company; (iii) lawful and repeated protest of bills against the Company, the aggregate amount thereof does not exceed US$ 50 million North-American Dollars, save if the protest has been done by error or third-party's bad faith, provided it is validly proven by the Company, if the protest is cancelled or if bonds are posted in court, in any case within not more than thirty (30) days counted from the maturity date of the bill; (iv) accelerated maturity of any loan and/or financing of the Company arising out of default in any obligation to pay any amount equal to or in excess of US$ 50 million North-American Dollars or the equivalent amount in other currencies, provided the creditor thereof is in any manner demanding the payment of the obligation, and (v) occurrence of a corporate change which may directly result in the exclusion of Telefónica or Portugal Telecom as controlling shareholders of the Company. l) GUARANTEE: no guarantee whatsoever will be granted for the Promissory Notes. m) ISSUE DATE: it shall be the date of the effective payment thereof; n) Distribution Plan : the Promissory Notes shall be placed by public distribution, by way of Standby Underwriting Transaction, which shall be intermediated by financial institutions, in accordance with the following criterion: the Promissory Notes shall be placed with qualifying investors, as provided for in CVM Instruction nº 302, of May 05, 1999 ("CVM Instruction nº 302/99"), and in CVM Instruction nº 409, of August 18, 2004 ("CVM Instruction nº 409/04"), as applicable, without requirement as to advanced reserves, or to fixation of minimum and maximum lots (tranches), with the qualifying investors that firstly voice their interest in purchasing the Promissory Notes to the financial institutions hired to intermediate the public distribution being given priority. o) FINAL MATURITY DATE: on the final maturity date of the Promissory Notes, upon presentation of the respective Note, the Company shall be undertaken to redeem the outstanding Promissory Notes, for their unit face value adjusted by the yield provided for in letter "e" above; p) Default Charges : In the event of default in the payment of any amount due to the holders of the Promissory Notes, outstanding debts shall be subject, in addition to the above mentioned Yield, to (i) compensatory fine of two per cent (2%) on the overdue and unpaid amount; and (ii) pro-rata delinquent interests calculated since the default date until the effective payment date, at the rate of one per cent (1%) per month on the outstanding debt, regardless of notice, judicial or extrajudicial summons; The Executive Committee of the Company is hereby authorized to take all the required steps in order to effect the issue provided for herein, such as to hire financial institutions to intermediate the transaction, agree upon the applicable conditions and enter into the respective Promissory Notes placement agreement, as well as to arrange for the rendering of other services related to this issue, including, without limitation, the Mandate Bank to act before the ANDIMA and CETIP. q) Extension of Maturity Dates : The maturity dates for payment of any obligation relating to the Promissory Notes shall be deemed to be extended until the next subsequent business day, if the maturity date falls on other than a business or banking day at the place of payment of the Promissory Notes, in the City of São Paulo, State of São Paulo, without any additions whatsoever to the amounts to be paid, save in those cases where the payments are to effected by the CETIP, in which event the extension of the maturity date will not be permitted unless if it falls on a national Holliday. CLOSING: There being nothing further to be discussed the meeting was closed, of which these minutes were drawn-up, which after read and approved by all those present to the meeting were signed by them. São Paulo – SP. Attending Directors: Felix Pablo Ivorra Cano – Chairman; Shakhaf Wine; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Antonio Gonçalves de Oliveira – Directors; Ernesto Lopez Mozo; Luis Miguel Gilpérez López; Pedro Manuel Brandão Rodrigues; Carlos Manuel de Lucena e Vasconcelos Cruz; Zeinal Abedin Mohamed Bava; Ignacio Aller Mallo - Directors represented by Mr. Felix Pablo Ivorra Cano – Bruno Angelo Indio e Bartijotto – Secretary.

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the Register Book of Minutes of the Board of Directors.

Bruno Angelo Indio e Bartijotto

Secretary - OAB-RJ n.º 87.277

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.